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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press release
28.03.209

Águas Azuis Consortium is chosen as preferred supplier to build four new Tamandaré Class Corvettes

•         thyssenkrupp and Embraer equip the Brazilian Navy for the future

The Águas Azuis Consortium, formed by thyssenkrupp Marine Systems, Embraer Defense & Security and Atech, was selected by the Brazilian Navy for the construction of four defense ships in the Tamandaré Corvettes Class Program (CCT) as preferred bidder. The result was announced today (March 28th) and represents a new milestone for the country's maritime defense and naval industry.

With thyssenkrupp Marine Systems’ leadership and its naval systems expertise, the Águas Azuis Consortium companies will now form a SPC (Specific Purpose Company) for the implementation phase of the program. Based on a long-term relationship and strong presence in Brazil, companies and their subsidiaries have built a solid national partnership with proven capability to retain technology and ensure its development not only for the CCT Program, but also for future strategic defense projects in the country.

"We are very honored by the Brazilian Navy to entrust us with the mission to build the Tamandaré Corvettes Class. Being part of the CCT Program reinforces our leadership position and the proven technologies we have offered to the naval defense industry around the world for almost two centuries”, said Dr. Rolf Wirtz, CEO of thyssenkrupp Marine Systems. "This partnership will bring high-skilled jobs and technology to Brazil, strengthening its defense industry”, Wirtz adds.

"In this consortium with thyssenkrupp Marine Systems we offer a solid national partnership model with proven capability to retain the transfer of technology, ensuring its development for future strategic defense projects in Brazil. We have always been confident and the today’s result demonstrates that our proposal has truly addressed the operational needs of the Brazilian Navy”, said Jackson Schneider, President and CEO of Embraer Defense & Security.

National Sovereignty

With the CCT Program, the Brazilian Navy will expand and modernize its fleet. With four corvettes scheduled for delivery between 2024 and 2028, the Navy will now have new thyssenkrupp Marine Systems GmbH, Werftstrasse 112-114, 24143 Kiel, Germany

T: +49 431 700 0, F: +49 431 700 2312, marinesystems@thyssenkrupp.com, www.thyssenkrupp-marinesystems.com

Supervisory Board (Chairman): Oliver Burkhard

Executive Board: Dr. Rolf Wirtz (Chairman), Andreas Burmester, Bernd Hartmann, Dr. Sebastian C. Schulte

Registered Office: Kiel, Commercial Register: Court of Kiel HRB 6960 KI

Escort Ships to counter possible threats, ensure the protection of maritime traffic, and control the Brazilian jurisdictional waters and exclusive economic zone, which together form the so-called Blue Amazon, totaling over 4.5 million km². The escort ships will also play an important role in peace and humanitarian aid missions, in contribution to the Brazilian Diplomacy.

The CCT Program will bring real contributions to the Brazilian economy:

•	Local content of more than 40% during ships building and the development of state-of-the-art systems;
•	Development of the dual naval cluster (military and civil);
•	Generation of more than 1,000 direct jobs and approximately 4,000 indirect jobs throughout the entire supply chain;
•	Competitiveness to meet the future demands of the Brazilian Navy and export of naval defense products;
•	Strengthening the triple helix (government, industry and universities) with the participation of research and development centers;
•	In-service support capability to a high-tech and long-life product.

The program contemplates a solid transfer of technology (ToT) in the naval engineering for military shipbuilding, combat and platform management systems.

One of the most modern shipyards in Brazil, Oceana will act as the ship builder of the Águas Azuis Consortium, as well as transfer of technology (ToT) receiver related to the project. Located in Itajaí (Santa Catarina State), a region with a strong vocation for shipbuilding, the shipyard is part of CBO Group, a company with more than 30 years’ experience in shipbuilding and offshore maritime operations. With approximately 310,000 square meters, Oceana has the capacity to build the Tamandaré Class Corvettes, and applies the most innovative engineering and construction processes, with high level of automation and cutting-edge technology. It also has facilities located in Niterói (Rio de Janeiro State), which can serve as logistics and services support base for the Brazilian Navy.

Atech, an Embraer Group company, will be the supplier of CMS (Combat Management System) and IPMS (Integrated Platform Management System) of the Tamandaré Class corvettes and receiver of transfer of technology (ToT) in cooperation with ATLAS ELEKTRONIK, a subsidiary of thyssenkrupp Marine Systems, and L3 MAPPS. Located in Rio de Janeiro (RJ) and São Paulo (SP), Atech has 500 engineers specializing in software and hardware development for defense applications and has unique expertise in systems engineering and situational awareness technologies of decision-making.

Embraer Defense & Security will integrate sensors and weaponry into the combat system,

thyssenkrupp Marine Systems GmbH, Werftstrasse 112-114, 24143 Kiel, Germany

T: +49 431 700 0, F: +49 431 700 2312, marinesystems@thyssenkrupp.com, www.thyssenkrupp-marinesystems.com

Supervisory Board (Chairman): Oliver Burkhard

Executive Board: Dr. Rolf Wirtz (Chairman), Andreas Burmester, Bernd Hartmann, Dr. Sebastian C. Schulte

Registered Office: Kiel, Commercial Register: Court of Kiel HRB 6960 KI

bringing also to the program its 50 years’ experience in in-service support solutions.

The MEKO® Class - authentic ship for blue waters

The Águas Azuis Consortium presented to the Brazilian Navy a proposal based on the concept of the MEKO® Class, a world reference through proven solutions in shipbuilding. Its modular design facilitates local integration and transfer of technology, helping to reduce acquisition, maintenance and modernization costs. Combining state-of-the-art technology, innovation and robust combat capabilities, the MEKO® Class is a true blue water vessel. These vessels have exceptional qualities of autonomy and robustness. As a result, several Navies from all over the world have a flexible, versatile combat platform and a general naval environment for diversified mission profiles.

Since 1982, 82 MEKO® Class corvettes and frigates have been delivered to Marines from 14 different nations, 37 of which were produced outside Germany and all still in full operation - offering a life cycle of more than 40 years. This class combines the benefits of five generations of ships thanks to its design iteration, whereby the best design characteristics of each vessel evolve into the next, ensuring that the new generations have solid, proven maturity, technology, materials and standards.

About thyssenkrupp Marine Systems:

thyssenkrupp Marine Systems is one of the world’s leading system suppliers for submarines and naval surface vessels as well as for maritime security technologies. With nearly 5,500 employees, the company has a history of naval shipbuilding that dates back centuries and offers state-of-the-art technologies, innovations and extensive and dependable services to customers around the world. With its Operating Units Submarines, Surface Vessels, Naval Electronic Systems and Services, thyssenkrupp Marine Systems is part of the thyssenkrupp Group.

About ATLAS ELEKTRONIK

The ATLAS ELEKTRONIK Group stands for maritime and naval solutions for surface, submarines and coast systems. The company holds a leading position in all fields of maritime high technology, including command & control systems for submarines and surface vessels, sonars and sensors, mine warfare systems, heavyweight torpedoes, coastal surveillance systems and in-service support. ATLAS has established a worldwide customer portfolio. The naval electronics specialist is a company of thyssenkrupp and has a workforce of around 2200 highly skilled employees.

About thyssenkrupp

thyssenkrupp is a diversified industrial company with a long tradition in the materials market and growing participation in the capital goods and services sector. Always aiming a sustainable progress, the company has more than 161,000 employees in 78 countries who work with passion and technological experience in the development of high-quality products as well as in intelligent thyssenkrupp Marine Systems GmbH, Werftstrasse 112-114, 24143 Kiel, Germany

T: +49 431 700 0, F: +49 431 700 2312, marinesystems@thyssenkrupp.com, www.thyssenkrupp-marinesystems.com

Supervisory Board (Chairman): Oliver Burkhard

Executive Board: Dr. Rolf Wirtz (Chairman), Andreas Burmester, Bernd Hartmann, Dr. Sebastian C. Schulte

Registered Office: Kiel, Commercial Register: Court of Kiel HRB 6960 KI

processes and services for the industry. Competence and commitment are the foundation of our success. In fiscal year 2017/2018, thyssenkrupp achieved a global turnover of approximately 42.7 billion euros. Developing business in Brazil since 1837, thyssenkrupp employs more than 8,000 people in all regions of the country in the automotive, energy, infrastructure, mining, cement, civil construction, chemical, petrochemical and defense segments.

About Embraer Defense & Security

Embraer Defense & Security is the leading aerospace and defense industry in Latin America. In addition to the A-29 Super Tucano light attack and advanced trainer and the multi-mission KC-390 military airlift, it provides a full line of integrated solutions and applications such as Command and Control Center (C4I), radars, ISR (Intelligence, Surveillance & Reconnaissance) and space. This also includes integrated systems for information, communications, border monitoring and surveillance as well as aircraft for authorities’ transportation and special missions. With a growing presence on the global market, Embraer Defense & Security products and solutions are present in more than 60 countries.

About Atech

Recognized as a Brazilian "System House", Atech has always been guided by innovation in order to help transform the country. With unique expertise in systems engineering and situational awareness technologies and support for decision making, Atech works to develop innovative solutions with applications in the areas of air traffic, command and control systems, cyber security, instrumentation and control systems, embedded systems, simulators and logistics. The company is responsible for the development and modernization of the entire system for the management and defense of Brazilian airspace. For its performance, the company is recognized and certified as a Strategic Defense Company by the Brazilian Ministry of Defense.

Press contact:

thyssenkrupp Marine Systems GmbH

Stefan Ettwig

Head of Communications

T: +49 431 700 3031

stefan.ettwig@thyssenkrupp.com

thyssenkrupp South America

Margarete Storto

External Communications

T: +55 11 5105 7585

margarete.storto@thyssenkrupp.com

thyssenkrupp Marine Systems GmbH, Werftstrasse 112-114, 24143 Kiel, Germany

T: +49 431 700 0, F: +49 431 700 2312, marinesystems@thyssenkrupp.com, www.thyssenkrupp-marinesystems.com

Supervisory Board (Chairman): Oliver Burkhard

Executive Board: Dr. Rolf Wirtz (Chairman), Andreas Burmester, Bernd Hartmann, Dr. Sebastian C. Schulte

Registered Office: Kiel, Commercial Register: Court of Kiel HRB 6960 KI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer